UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Earnings Press Release and Quarterly Report for Quarter Ended March 31, 2018

On May 28, 2018, Gazit-Globe Ltd. (the “Company” or “Gazit”) issued a press release reporting its quarterly financial results for the quarter ended March 31, 2018. An English translation of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Gazit’s comprehensive quarterly report for the quarter ended March 31, 2018, which includes Gazit’s directors’ report, an updated description of its business, its consolidated and unconsolidated financial statements (including notes thereto) and its report on the effectiveness of internal control over financial reporting, is furnished as Exhibit 99.2 to this Form 6-K.

Conference Call Presentation

Gazit’s senior management will hold an investors’ conference call and live webcast on May 29, 2018, to review and discuss (in English) the first quarter 2018 financial results.

The conference call and live webcast will begin at 10:00 am Eastern Time /4:00 pm Central European Time/ 5:00 pm Israel Time. Shareholders, analysts and other interested parties may access the conference call by dialing 1-866-860-9642 (U.S.), 1-866-485-2399 (Canada), 0800 051-8913 (U.K.), +972-3-918-0691 (International/Israel), or on the Company’s website— www.gazit-globe.com. After the completion of the conference call, a recording will be available on the Company’s website. The content of that website is not a part of this Form 6-K, nor is it incorporated by reference herein.

The presentation regarding the Company for that conference call is furnished as Exhibit 99.3 to this Form 6-K.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: May 29, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Earnings press release of Gazit-Globe Ltd. for the quarter ended March 31, 2018
99.2	Quarterly report (including consolidated and stand-alone financial statements) of Gazit-Globe Ltd. for the quarter ended March 31, 2018
99.3	Conference call presentation for financial results of Gazit-Globe Ltd. for the quarter ended March 31, 2018

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